Apollo Hospitals
CHENNAI
touching lives

05011157

SUPPL

Date : August 31, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : (i) Information submitted under Rule 12g3-2(b)
(ii) Limited Review Report on First Quarter Results

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Please find enclosed "Limited Review Report" by the Auditors on Unaudited Financial Results for the quarter ended 30th June 2005 for your records.

Kindly acknowledge receipt.

Thanking you,

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL.

IS/ISO 9001 : 2000

C.N. RAMACHANDRAN
B.Com., F.C.A., A.T.I.I. (Lond.)
V.C. KRISHNAN
M.A. (Eco.), F.C.A., M.B.A. (U.S.A.)
C.N. SRINIVASAN
B.Com., F.C.A., M.B.I.M. (Lond.)
CHELLA K. SRINIVASAN
B.Com., F.C.A.
R.M. NARAYANAN
M.Com., F.C.A., P.G.D.M.
CHELLA K. RAGHAVENDRAN
B.Com., F.C.A., D.I.S.A. (I.C.A.)

MESSRS. S. VISWANATHAN
CHARTERED ACCOUNTANTS
17. (Old No. 8A), Bishop Wallers Avenue (West),
Mylapore, Chennai - 600 004.

BRANCHES:
27/34, 2nd Floor, Nandidurg Road, Jayamahal Extension,
Bangalore - 560 046. Tel. : 91-80-3530535
14, Ahuja Towers, 42, T.V.Samy Road (West), R.S.Puram,
Coimbatore - 641 002. Tel. : 91-422-5367065

Tel. : 91-44-24991147
24994423
24994510
Fax : 24994510
Grams : BROWNTIC
E-Mail : sviswa1@vsnl.co
Website : www.sviswanathan.c

TO THE BOARD OF DIRECTORS

APOLLO HOSPITALS ENTERPRISE LIMITED

AUDITORS' REPORT UNDER CLAUSE 41 OF THE STOCK EXCHANGE LISTING AGREEMENT AS REQUIRED BY SEBI

We have reviewed the accompanying statement of unaudited financial results of **APOLLO HOSPITALS ENTERPRISE LIMITED** for the period ended 30th June 2005. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

Place: Chennai
Date : 31.08.2005

For M/s. S. Viswanathan
Chartered Accountants
Krishnan 31/08/05
V C Krishnan
Partner
Membership No: 22167

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results (Provisional) for the Quarter ended 30th June 2005

(Rs. In Millions)

Sl.No	Particulars	Unaudited Quarter Ended 30.06.2005	Unaudited Quarter Ended 30.06.2004	Audited Year Ended 31.03.2005
1	Income from Services	1576	1340	5881
2	Other Income	10	8	75
	Total Income	**1586**	**1348**	**5956**
3	Total Expenditure			
a	Increase/Decrease in Stock in trade	-	-	-
b	Material consumption	797	680	2896
c	Staff Cost	215	177	788
d	Other expenditure	82	72	410
e	General Administrative Expenses	172	143	706
f	Selling and Distribution Expenses	15	16	60
4	Interest	34	40	156
5	Depreciation	60	53	226
6	**Profit(+)/Loss(-) before tax (1+2-3-4-5)**	**211**	**167**	**714**
7	Provision for taxation			
	(a) Current Tax	60	48	221
	(b) Deferred Tax	9	14	1
8	**Net Profit (+)/Loss(-)**	**142**	**105**	**492**
9	Paid-up equity share capital (Rs. 10/- per share)	416	395	416
10	Reserves excluding Revaluation Reserves (Year End)	-	-	2862
11	(i) Basic EPS for the period, for the year to date and for previous year	*3.41	*2.66	12.12
	(ii) Diluted EPS for the period, for the year to date and for previous year	*3.38	*2.66	12.12
12	Aggregate of Non Promoters shareholding			
	(a) Number of Shares	27318531	26207432	27528189
	(b) Percentage of Shareholding	65.67	66.32	66.18
	* Not Annualised			

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th June 2005

(Rs. In Millions)

Particulars	Unaudited Quarter Ended 30.06.2005	Unaudited Quarter Ended 30.06.2004	Audited Year Ended 31.03.2005
1.Segment Revenue (Net Sales / Income from each segment)			
a) Hospital division	1585	1348	5950
b) Others	1	-	6
SUB - TOTAL	1586	1348	5956
Less : Intersegmental Revenue	-	-	-
Net Sales / Income from Operations	**1586**	**1348**	**5956**
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)			
a) Hospital division	244	207	864
b) Others	1	-	6
SUB - TOTAL	245	207	870
Less : (i)Interest (Net)	34	40	156
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-
Total Profit Before Tax	**211**	**167**	**714**
3. Capital Employed (Segment Assets-Segment Liabilities)			
a) Hospital Division	4638	4018	4445
b) Others	122	5	175
TOTAL	4760	4023	4621

Mr. S. VISWANATHAN ★ CHARTERED ACCOUNTANTS ★ CHENNAI 600 004